Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
THERMOGENESIS HOLDINGS, INC.

Adopted in accordance with the provisions
of Section 242 of the General Corporation
Law of the State of Delaware

ThermoGenesis Holdings, Inc., (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, by its duly authorized officer, does hereby certify:

FIRST: This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 5, 2020 (the “Amended and Restated Certificate of Incorporation”).

SECOND: The Amended and Restated Certificate of Incorporation is hereby amended by adding the following paragraph to the end of Article FOURTH thereof as a new Article FOURTH, Section (d):

“(d) Reverse Stock Split. Without regard to any other provision of this Amended and Restated Certificate of Incorporation, effective at 12:01 a.m., eastern time, on December 22, 2022 (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each forty five (45) shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Effective Time, shall be entitled to receive one (1) share of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.”

THIRD: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly authorized and adopted by the Corporation’s Board of Directors and stockholders in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: Except as specifically set forth herein, the remainder of the Amended and Restated Certificate of Incorporation will not be amended, modified or otherwise altered.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by Jeffery Cauble, Chief Financial Officer, this 21st day of December, 2022.

THERMOGENESIS HOLDINGS, INC.

By:	/s/ Jeffery Cauble

Jeffery Cauble

Chief Financial Officer